UNITED STATES

SECURITIES AND EXCHANGECOMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATEISSUER PURSUANT TO RULE13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGEACT OF 1934

As of August 2026

Commission File Number: 000-49869

AMARC RESOURCES LTD.
(Translation of registrant’s name into English)

14th Floor – 1040 W. Georgia Street Vancouver, British

Columbia CanadaV6E4H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amarc Resources Ltd. (Registrant)

Date: August 12, 2026	By:	/s/ Trevor Thomas
Trevor Thomas
Secretary

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